National Semiconductor Corporation
2900 Semiconductor Drive	+1 408 721 5000 Tel
Santa Clara, CA 95052-8090 USA	www.national.com

December 8, 2008

Mr. Kevin Kuhar

Staff Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:	National Semiconductor Corporation
Form 10-K for the fiscal year ended May 25, 2008
Filed July 23, 2008
File No. 001-06453

Dear Mr. Kuhar:

The following is in response to the letter from the Securities and Exchange Commission Staff (the “Staff”) to National Semiconductor Corporation (the “Company”) dated as of November 24, 2008 (the “Comment Letter”).  Your comments are included for reference, along with the Company’s response to those comments.

1.                                       Comment:  We note the disclosure that you are organized by various product line business units and that each product line business unit represents an operating segment as defined in paragraph 10 of SFAS 131. We additionally see that you are aggregating these operating segments into larger segments. Please explain for us how you have concluded that your operating segments meet each of the specific aggregation criteria as outlined in paragraph 17 of SFAS 131 and how you have aggregated other operating segments under paragraph 19. Furthermore, please tell us and revise future filings to disclose the sources of revenue for the operating segments included in the “All Others” category as required by paragraph 21 of SFAS 131.

Response:  The following is our response to each of the points contained in Staff comment (1) above:

Please explain how you have concluded that your operating segments meet each of the specific criteria in paragraph 17 of SFAS 131

In accordance with SFAS 131, the Company performs contemporaneous analysis of its business activities and the economic environment in which it operates. Supplemental to our response, we respectfully refer to the Company’s February 18, 2005 response to

Comment 17 of the Staff’s review of the Company’s fiscal 2004 Form 10-K (addendum attached for reference). A summary of the analysis performed by the Company at the time that we prepared our fiscal 2008 Form 10-K is captured below.

The aggregation of the Analog operating segments is consistent with the objectives of SFAS 131 to provide an understanding of our operating performance and future net cash flows.  All of the operating segments that we have aggregated into the Analog operating segment have similar economic characteristics.  The products are similar in nature and they are manufactured using similar production processes.  The customer base for these operating segments is similar and we use similar methods to distribute the products from these operating segments to our customers.

Set forth below are the key criteria that formed the basis for our conclusion that the Analog operating segments should be aggregated in our annual financial statements for fiscal 2008:

i)                 Aggregation meets the objectives of the Statement 131.

The objective of SFAS 131 is to provide information about the performance of the enterprise and prospects for future cash flows through the eyes of management.  Our management describes the goal of its strategy to be the premier provider of high-performance, energy-efficient analog and mixed-signal solutions and we regularly discuss and measure our performance in the context of our analog business.  WSTS (World Semiconductor Trade Statistics) publishes market data according to an “analog” segment definition.  WSTS is an industry-recognized source of reports designed to provide meaningful and timely comparative data as well as indicators of business trends.  Aggregation of operating segments into the Analog operating segment provides users of our financial statements with information about our performance and prospects for future cash flows on a segment basis that is consistent with the views of management and that is also comparable to an industry recognized segment definition.

ii)              Aggregated segments have similar economic characteristics.

We performed analyses of expected long-term average gross margins of the aggregated Analog operating segments to evaluate economic similarity, utilizing both historical and projected data.  Our analyses determined that the gross margins of the aggregated Analog operating segments are expected to have economic similarity.  Accordingly, they meet the “similar economic characteristics” requirement for aggregation under SFAS 131.  In evaluating whether gross margins demonstrate economic similarity, we considered whether the measure for each segment:

•                  Falls within a reasonably precise range.  Our analyses indicated that historic gross margins of these segments had a mean of 63% with a standard deviation of 6%, and projected future gross margins are closely correlated with a standard deviation of less than 4%.

•                  Follows the same trend.  Our analyses indicated that the change in the gross margin of each operating segment is positively correlated (moves in the same direction) with the change in the gross margin of the aggregated Analog segment.  This conclusion was based on a correlation analysis using the greater of 11 years or the total number of years available of historical gross margin data for each operating segment with a median correlation coefficient of 0.94.

iii)          Products are similar in nature

The majority (91 percent) of the revenue included in the Analog segment are classified as “analog” based on the industry-accepted technology definition.  We referred to the WSTS “analog” segment definition in making this determination.

iv)          Products are manufactured using similar production processes

The products in the Analog segment are manufactured using similar techniques and equipment at our manufacturing facilities.

v)             Customers and channels of distribution are similar

The Analog segment’s customers are primarily electronic device manufacturers, and we market the products to them either directly (for larger customers) or through distributors (for smaller customers).

Please explain how you have aggregated other operating segments under paragraph 19 of SFAS 131

All of the operating segments that have been aggregated into the “Analog Segment” meet each of the applicable criteria listed in paragraph 17 of SFAS 131, as described above. The Company’s remaining operating segments do not meet the quantitative thresholds contained in paragraph 18 of SFAS 131, and therefore are disclosed as part of the “All Others” category, in accordance with paragraph 21 of SFAS 131.

Please tell us and revise future filings to disclose the sources of revenues for the operating segments included in the “All Others” category as required by paragraph 21 of SFAS 131

The following operating segments are included in the “All Others” category:

Direct Contracts

Divest

The Direct Contracts operating segment earns service revenue, under a cost plus arrangement, with branches of the United States Government. The Divest operating segment provides foundry manufacturing services to business units that were previously divested to third parties.

In addition, the Corporate Group, which does not meet the definition of an operating segment contained in paragraph 10 of SFAS 131, is also combined within the “All Others” category. The Corporate Group contains those items that are not allocated, or dedicated to an operating segment, for example interest income and expense. Also contained within the Corporate Group are the Company’s manufacturing assets, which are not controlled by or solely dedicated to any specific operating segment, as our manufacturing assets are shared by our operating segments. The Company will revise future filings to disclose the sources of revenue contained in the “All Others” category.

2.                                     Comment:  In note 7, you disclose that “[a]t the beginning of fiscal 2008, one of [y]our reporting units containing goodwill that was previously reported in the category of “All Others,” was reorganized into a reporting unit that is included in [y]our Analog segment”. The change resulted in reclassifying all of the goodwill in the “all other” classification of $22.7 million into the analog segment. Under paragraph 34 of SFAS 131, if you change the composition of your reportable segments, then you should restate the corresponding information for earlier periods, including interim periods, unless it is impracticable to do so. You should also disclose the nature of the change and whether or not you restated the segment information for earlier periods. Additional disclosure under paragraph 35 of SFAS 131 may also be required. Please tell us how you considered these disclosure requirements in your preparation of note 15.

Response:  The information presented in note 15 reflects a reorganization of our business unit structure that resulted in one of our operating segments (Device Connectivity Division) being dissolved and combined with other existing operating segments within the Analog reportable segment. As a result, the reporting of segment information of this former stand-alone operating segment was reclassified from the category “All Others” to the Analog reportable segment for all fiscal years presented. [The effect on net sales to external customers for our Analog segment was an increase of $80.2 million in fiscal 2007 and an increase of $71.3 million in fiscal 2006, and the effect on segment income before income taxes for our Analog segment was an increase of $19.0 million in fiscal 2007 and an increase of $13.2 million in fiscal 2006.] The Company made this change in order to better align its product portfolio with its target markets and the Company did restate historical segment information. However, the Company inadvertently did not disclose that the corresponding information for earlier periods had been restated. In future filings, we will clearly disclose that the corresponding information for earlier periods has been restated. The Company will also include a description of the nature of such changes in future filings.

3.                                     Comment:  We note that your segment disclosure reflects the analog segment, all other and a total. Please tell us what you include in the ‘all other’ category. Discuss how your presentation considered paragraphs 19 and 21 of SFAS 131.

Response:  The Company has provided a description of what is included in the “All Others” category as part of its response to comment 1. The “All Others” category includes two operating segments, which do not individually meet the reportable quantitative thresholds under paragraph 18 of SFAS 131, and have not been combined into another reportable segment. The activities of the Corporate Group are also included in the “All Others” category as they do not meet the definition of an operating segment under paragraph 10 of SFAS 131. Therefore, we believe the presentation of the “All Others” category conforms with paragraphs 19 and 21 of SFAS 131.

4.                                       Comment:  You disclose that “[y]our Chief Executive Officer and Chief Financial Officer have concluded that [y]our disclosure controls and procedures are effective to provide reasonable assurance regarding the reliability and accuracy of the information disclosed in the[e] Form 10-K.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15 (e).

Response:   The Company notes the Staff’s comment, and confirms that in future filings the Company will modify the language in Item 9A to address the Staff’s concerns.

5.                                       Comment:  We note your statement that “[i]n designing and evaluating [y]our disclosure controls and procedures, [y]our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and that management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.”  Please state clearly in future filings, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal, executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures in future filings.  Please refer to Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <hhtp://www.sec.gov/rules/final/33-8238.htm>.  Please similarly apply this comment to your conclusion included in your Form 10-Q for the quarterly period ended August 24, 2008.

Response:  The Company notes the Staff’s comment, and confirms that in future filings the Company will modify the language in Item 9A to address the Staff’s concerns.

6.                                       Comment:  Your disclose that “[b]ased on [y]our assessment, [y]our management has concluded that [y]our internal control over financial reporting was effective as of the end of [y [our 2008 fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.”  Please note that the definition of internal control over financial reporting is included in Rule 13a-15(f) of the Exchange Act.  If you wish to include the definition following your conclusion, please revise future filings to ensure the definition is consistent with the definition in its entirety included in Rule 12a-15(f) of the Exchange Act.  Otherwise, please revise future filings to remove the partial, definition of internal control over financial reporting.

Response:  The Company notes the Staff’s comment, and confirms that in future filings the Company will revise the language in accordance with the comment.

***

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Comments from the Staff or changes to the disclosure in response to the Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Samath, Corporate Controller, at (408) 721-4112 or me at (408) 721-2436 if you have any questions regarding our responses contained in this letter.

Very truly yours,

NATIONAL SEMICONDUCTOR CORPORATION

/s/ Lewis Chew
Lewis Chew Senior Vice-President, Finance and Chief Financial Officer

ADDENDUM

The Company’s February 18, 2005 response to Comment 17 of the Staff’s review of the Company’s fiscal 2004 Form 10-K

***

17.                               Comment:  Please supplementally provide us with the following:

(A)                             A list of explanation of the organization and scope of the financial information reviewed by your CODM.

(B)                             A list of identified operating segments.  Please note that we are referring to identified and not reportable operating segments.

(C)                             An explanation of which of your identified operating segments are aggregated, including the reasons for the aggregation and why the aggregation complies with paragraph 17 of SFAS 131.  That is, explain why the aggregation is consistent with the objective and basic principles of SFAS 131, why the segments have similar economic characteristics, and why they meet each of the specified criteria.  Your response should address how you analyzed whether or not the segments have similar economic characteristics and quantify the measures you reviewed in making that determination.

(D)                             Explain how you measured the identified segments, as revised for aggregation, against the quantitative thresholds to determine if they are reportable segments.  Specifically address paragraph 18(c) of SFAS 131.  We note that you present the majority of your segment assets in the “all others” category.  Tell us why the majority of the assets is allocated to this category, considering the majority of the revenues are attributable to the analog segment.

(E)                               After you identified your reportable segments based on the threshold criteria, explain whether and how you aggregated segments that do not meet the quantitative thresholds.  Were a majority of the aggregation criteria met?

                                                Response:  Following are our responses corresponding to the lettered items listed in the Staff’s comment above:

(A)                              For fiscal 2004, our business units were organized into six groups as follows:  the Analog Group, the Displays and Wireless Group, the PC and Networking Group, the Custom Solutions Group, the Imaging Group and the Information Appliance Group.  Each of these groups is comprised of product line business units.

Our operating segments have been defined at the business unit level that is one level below the group, which represents the lowest level in the organization for which the CODM reviews financial information.

Examples of reports used by the CODM include:

Total Company Daily Summary (Bookings)

Weekly Staff Meeting package

Backlog Trend, Total Company (By Period)

Financial Brief (CFO report to CEO)

Booking and Billings Summary

Substantially all of the Company’s revenues are attributed to the product line business units.  In addition to our business units, we have a centralized worldwide marketing and sales organization, a centralized manufacturing and technology organization, and centralized organizations for information systems, finance, human resources and legal.  Costs of these centralized organizations are allocated to the product line business units.

(B)                                Following is a list of our identified operating segments in fiscal 2004 (listed in alphabetical order):

Advanced PC (APC, Server Desktop, Notebook)

Amplifiers

ASIC & Telecom

Audio

Communications

Cores

Corporate

CSS

Data Conversion

DCD

Direct Contracts

Displays (Flat Panel, CRT, Other Displays)

DVD

Enhanced Solutions

Foundry

Foveon

Geode

Imaging

Information Appliance

Interface

Portable Power

Power Management

Standard Analog

Wireless (RF Products, Digital Cordless, Wireless other)

(C)                                The following operating segments have been aggregated into a single larger operating segment called the Analog segment:

Amplifier

ASIC & Telecom

Audio

Communications

Data Conversion

Displays (Flat Panel, CRT, Other Displays)

Enhanced Solutions

Imaging

Interface

Portable Power

Power Management

Standard Analog

Wireless (RF Products, Digital Cordless, Wireless other)

The aggregation of the Analog operating segments is consistent with the objectives of Statement 131 to provide an understanding of our operating performance and future net cash flows.  All of the operating segments that we have aggregated into the Analog operating segment have similar economic characteristics.  The products are similar in nature and they are manufactured using similar production processes.  The customer base for these operating segments is similar and we use similar methods to distribute the products from these operating segments to our customers.

Following are key points explaining our basis for conclusions:

i)                 Aggregation meets the objectives of the Statement 131.

The objective of the statement is to provide information about performance of the enterprise and prospects of future cash flows through the eyes of management.  Management describes its strategy as being the premier analog company and regularly discusses and measures its performance in the context of its analog business.  WSTS (World Semiconductor Trade Statistics) publishes market data according to an “analog” segment definition.  WSTS is an industry-recognized source of reports designed to provide meaningful and timely comparative data as well as indicators of business trends.  Aggregation of operating segments into the Analog operating segment provides users of our financial statements with information about our performance and prospects for future cash flows on a segment basis that is consistent with the views of management and is also comparable to an industry recognized segment definition.

ii)              Aggregated segments have similar economic characteristics.

We performed analyses of expected long-term average gross margins of the aggregated Analog operating segments to evaluate economic similarity, utilizing both historical and projected data.  The results of our analyses determined that the gross margins of the aggregated Analog operating segments are expected to have economic similarity.  Accordingly, they meet the “similar economic characteristics” requirement for aggregation under Statement 131.  In evaluating whether gross margins demonstrate economic similarity, we considered whether the measure for each segment:

•                  Falls within a close range.  Our analyses indicate that historic gross margins of these segments had a mean of 53% with a standard deviation of 13% and projected future gross margins had a mean of 58% and a standard deviation of less than 10%.

•                  Follows the same trend.  Our analyses indicate that the change in the gross margin of each operating segment is positively correlated (moves in the same direction) with the change in the gross margin of the aggregated Analog segment.  This conclusion was based on a correlation analysis using the greater of 10 years or the total number of years available of historical gross margin data for each operating segment with a median correlation coefficient of 0.65.

iii)         Products are similar in nature.

The majority (75 percent or greater) of the products of each operating segment included in the Analog segment are classified as “analog” based on the industry-accepted technology definition.  We referred to the WSTS “analog” segment definition in making this determination.

iv)        Products are manufactured under similar production processes

The products in the Analog segment are manufactured using similar techniques and equipment at our manufacturing facilities.

v)           Customers and channels of distribution are similar

The Analog segment’s products are marketed to electronic device manufacturers either directly (for larger customers) or through distributors (for smaller customers).

In contrast, the remainder of our operating segments do not meet the aggregation criteria for inclusion in the Analog segment.  In particular, the products of these excluded segments do not meet the “similar in nature” criterion because the majority do not constitute analog products under accepted industry definitions. In addition, none of these other operating segments have been aggregated with each other because the nature of their respective products differ based on industry definitions.

Following are the operating segments that have not been aggregated under the Analog segment.  Each is a separate operating segment and is included in the category “All Other:”

Advanced PC (APC, Server Desktop, Notebook)

CSS

DCD

DVD

Geode

Cores

Information Appliance

Foveon

Direct Contracts

Foundry

Corporate

(D)                               The following explains how we determined reportable segments in accordance with the quantitative thresholds outlined in paragraph 18.

(1) 10 percent sales test:

All sales were to external customers as we had no intersegment sales in fiscals 2004, 2003 and 2002.  Sales for the Analog segment were $1,664.7 million in fiscal 2004 or 84 percent of the combined sales of all reported operating segments ($1,983.1 million) and met the test for a reportable segment.  We measured sales for each of the remaining operating segments and no individual operating segment’s sales met the 10 percent test (i.e. range was 0-5 percent) for a reportable segment.  Since the Analog segment at 84 percent exceeded 75 percent, no additional operating segments were required to be considered for disclosure as a reportable segment under the consolidated revenue test required by paragraph 20 of Statement 131.

(2) 10 percent profit or loss test:

10 percent profit or loss threshold is met when the absolute amount of the operating segment’s reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.  Since the combined profit of operating segments with reported profits in fiscal 2004 was $427.8 million and the combined losses of operating segments with reported losses was $(95.8 million), the absolute amount of the threshold for this test was $427.8 million.  The Analog segment had a reported profit of $395.1 million in fiscal 2004, or 92 percent of $427.8 million, and met the test for a reportable segment.  Since none of the other operating segments’ profit or loss in fiscal 2004 was greater than 10 percent of $427.8 million, no additional operating segments met the test for a reportable segment.

(3) 10 percent asset test:

10 percent of consolidated total assets was $228.0 million at the end of fiscal 2004.  Total assets of the Analog segment were $304.4 million at the end of fiscal 2004 and met the test for a reportable segment.  No other operating segment had assets equal to or greater than $228.0 million at the end of fiscal 2004, so no additional operating segment met the test for a reportable segment.

We note that the largest components of the Company’s total assets are property plant and equipment, cash and investments, and inventories.  These three items comprised 65% of the Company’s total assets as of the end of fiscal 2004.  The majority of the Company’s property, plant and equipment resides within our centralized manufacturing organization and is not allocated to individual operating business units.  Cash and investments are centrally controlled by our headquarter operations and are not allocated to individual operating business units.  In accordance with paragraph 21 of Statement 131, the assets of business activities and operating segments that are not reportable segments are combined and disclosed in the category “All Others.”  We have specifically disclosed that segment assets include those assets that are specifically dedicated to an operating segment and include inventories, equipment, equity investments, goodwill and amortizable intangible assets.

(E)                                 No other operating segments have been aggregated based on the above threshold criteria.  The non-Analog operating segments fail comparability to Analog on one or more of the criteria necessary to be met under paragraph 17a-e for aggregation.  Each of these remaining operating segments also fails comparability with one another on one or more of the criteria necessary for aggregation.  Accordingly, none of the other operating segments have been aggregated with or into a reportable segment but rather are included in the “All Others” column in Note 14.